STRATASYS, INC.
7665 Commerce Way
Eden Prairie, MN 55344

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

July 8, 2009

Re:	Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 11, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
Form 8-K filed April 30, 2009
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated June 26, 2009, regarding our Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the period ended March 31, 2009 and Form 8-K filed on April 30, 2009. We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 45 (incorporated by reference from your Definitive Proxy Statement)

Director Compensation, page 20

1.	For each director, please disclose by footnote the grant date fair value of each award. We note your statement that the exercise price of each option is the fair market value on the date of grant, though it does not appear that you have disclosed the exercise price. Please also disclose by footnote for each director the aggregate number of options outstanding at fiscal year end. See the instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response

Set forth below is footnote 2 to the Director Compensation table revised to include the requested information (additional wording underlined). We will include such information in the footnotes to the Director Compensation table in our 2010 Proxy Statement as required by the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

(2)	Represents the compensation expense that we recognized during the year ended December 31, 2008, in accordance with the provisions of FAS 123(R) with respect to certain stock options granted in 2007 that vested in 2008. The exercise price of each option is the fair market value on the date of grant, which is the closing price per share of common stock as reported on the Nasdaq Global Select Market on that date. The options granted in 2007 and 2008 vest in five equal annual installments commencing on the first anniversary of the date of grant. The options granted in 2007 expire six years after the date of grant, and the options granted in 2008 expire six years and one month after the date of grant. Each director received a grant of 14,000 options on October 23, 2008. The exercise price of the options granted in 2008 is $13.22 per share, which is the same as the underlying stock price on the date of the grant. The grant date fair value of options is $5.3762 per share. Refer to note 14, “Stock options and warrants,” in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K filed on March 11, 2009, for the relevant assumptions used to determine the FAS 123(R) grant date fair value of our stock option awards.

The following table sets forth for each director the aggregate number of stock options outstanding as of December 31, 2008.

Name	Number of Options
Ralph E. Crump	108,000
Edward J Fierko	108,000
John J. McEleney	28,000
Clifford H. Schwieter	60,578
Arnold J. Wasserman	108,000
Gregory L. Wilson	108,000

Transactions with Related Persons

Review, Approval or Ratification of Transactions with Related Persons, page 22

2.	We note that your discussion regarding how you identify potential related party transactions is limited to directors, executive officers, and their family members. This discussion does not address other categories of persons who may be a related party, such as nominee for director, a security holder covered by Item 403(a) or an immediate family member of such security holder. Please tell us whether you have had any related party transactions required to be disclosed pursuant to Item 404(a) based on the definition of “related person” provided in the Instructions to Item 404(a). Further, tell us how the description of your policy for the review, approval or ratification of related party transactions complies with Item 404(b).

Response

We confirm that there were no related party transactions required to be disclosed pursuant to Item 404(a) based on the definition of “related person” provided in the Instructions to Item 404(a). Each of our nominees for director was a director at the time of his nomination, and there were no related party transactions with any director. In addition, during our last two fiscal years, each security holder covered by Item 403(a) of Regulation S-K was a financial institution and, accordingly, had no immediate family members that could be related persons. Finally, our Chief Financial Officer monitors reports filed with the Commission on Schedule 13D or Schedule 13G to determine the owners of more than 5% of our common stock from time to time. In connection with his monitoring of such holders as well as our payables, receivables and other third-party transactions, he would become aware of any transaction with such holders that would be required to be reported pursuant to Item 404(a). There were no such transactions during the applicable period.

We recognize that while we have indicated how we identify potential related party transactions, we have not set forth our policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a). In light of their experience as long-time directors or executive officers of our company and other public companies, we believe that all of our directors and executive officers are fully aware of the rules relating to the reporting of related party transactions and highly sensitive to the possibility that our company might engage in a related party transaction. Accordingly, we expect each of our directors and executive officers to report the existence of any potential related party transaction to our Board of Directors as soon as he becomes aware of such a transaction. Upon disclosure of any such potential transaction, our Board will review such transaction and determine whether it is a related party transaction as described in Item 404(a). If our Board determines that it is a related party transaction, then it will evaluate whether the terms and conditions of the transaction are the same as those that would pertain to an arm’s-length transaction between unrelated parties or is otherwise in the best interests of our company. Based on those criteria and our Board’s evaluation, our Board will vote on whether to approve the transaction.

We believe that our Board of Directors and our company is small enough at this time that our Directors and executive officers will be able to identify all potential related party transactions and bring them to the attention of the Board. However, as indicated in our 2009 Proxy Statement, as we grow, our Board is considering adopting a formal policy with respect to related party transactions. Regardless of whether we adopt such a formal policy, we will expand our discussion of related party transactions in our 2010 Proxy Statement to cover our policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a).

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to the Consolidated Financial Statements

Note 2. Recently Issued Accounting Pronouncements, page 4

3.	You indicate that SFAS No. 161 was effective beginning January 1, 2009. Please tell us what consideration you gave to providing the SFAS No. 161 disclosures related to your 30-day forward contracts to hedge foreign currency exposure.

Response

In considering whether to provide the expanded disclosure related to our 30-day forward contracts as required by SFAS No. 161 in our Form 10-Q for the period ended March 31, 2009, we evaluated the nature and materiality of our hedging activities. We believe that our hedging activities are immaterial given that we have no related asset or liability or unrealized gains or losses as of the balance sheet date. Our strategy is to hedge substantially all of our Euro-denominated accounts receivable positions by entering into foreign currency forward contracts on a month-to-month basis to reduce the risk that our earnings will be adversely affected by changes in currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

We enter into a 30-day foreign currency forward contract on the last day of each month that then matures on the last day of the following month. This results in no related asset or liability because the notional value of the forward contract equals the fair value since it was entered into on the last day of the period. For example, we entered into a 30-day foreign currency forward contract on May 31, 2009 that settled on June 30, 2009 and we entered into another 30-day forward contract on June 30, 2009 that settles on July 31, 2009. The notional value of the new contract, the only one we had open as of the balance sheet date, would be the same as its fair value and as such we would have no asset or liability or unrealized gains or losses related to hedging activities. All realized gains and losses related to hedging activities are recorded in current period earnings under the Statement of Operations caption “Foreign currency transactions gains (losses), net.” We believe that providing the disclosures required by SFAS No. 161 in a tabular format is not applicable because we have no balance sheet items related to hedging activities.

We believe that our hedging activities were immaterial for disclosure in accordance with SFAS No. 161 in our Form 10-Q for the period ended March 31, 2009. However, we will include the following disclosure in the footnotes of future periodic reports to provide increased clarity surrounding our hedging activities (additional wording underlined):

The Company invoices sales to certain European distributors in Euros and reported results are therefore subject to fluctuations in the exchange rates of that currency in relation to the United States dollar. The Company’s strategy is to hedge a majority of our Euro-denominated accounts receivable positions by entering into 30-day foreign currency forward contracts on a month-to-month basis to reduce the risk that our earnings will be adversely affected by changes in currency exchange rates. The Company does not use derivative financial instruments for speculative or trading purposes. The Company enters into 30-day foreign currency forward contracts on the last day of each month and therefore the notional value of the contract equals the fair value. As such, there is no related asset or liability or unrealized gains or losses recorded on the Balance Sheet as of the end of the period. All realized gains and losses related to hedging activities are recorded in current period earnings under the Statement of Operations caption “Foreign currency transactions gains (losses), net.” The Company hedged between €___ million and €___ million for the three months ended June 30, 2009 and between €___ million and €___ million for the six months ended June 30, 2009 of accounts receivable that were denominated in Euros. The foreign currency forward contract resulted in a currency translation gain or loss of approximately $___ and $___ for the three and six-month periods ended June 30, 2009.

The Company will continue to monitor exposure to currency fluctuations. Instruments to hedge risks may include foreign currency forward, swap, and option contracts. These instruments will be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

4.	Tell us what consideration you gave to providing the SAB Topic 11M disclosures related to FSP FAS 157-4. In this regard, indicate the potential effects, if any, on your financial statements of the adoption of this FSP related to the valuation of your auction rate security which does not currently have an active trading market.

Response

In considering whether to provide SAB Topic 11M disclosures about accounting standards that have been issued but do not require adoption until some future date, we first assess the potential impact that the accounting standard may have on our financial position and results of operations. If we determine that the new accounting standard could potentially have a material impact on our financial position and results of operations, we provide a brief description of the accounting pronouncement and include disclosures about the potential impact we believe it may have. Additionally, if we believe that the new accounting standard will impact the preparation of, but not materially affect, the financial statements, we will provide a brief description of the accounting pronouncement and state that we believe it will not have a material impact on our financial position and results of operations.

When evaluating the impact that FSP FAS 157-4 may have on our financial position and results of operations, we reviewed the valuation techniques that we used to arrive at the current carrying value of our assets and liabilities that are within the scope of FAS 157. Specifically regarding our auction rate security that does not have an active trading market, we determined that the guidance provided in FSP FAS 157-4 would not cause us to change the valuation technique that we previously used under the guidance of FAS 157 (specifically paragraphs 18 -20) and FSP FAS 157-3.

Since the guidance of FSP FAS 157-4 provides additional support to the valuation technique we have already used to arrive at the current carrying value of this security (as shown in the Form 10-Q excerpt below) and its adoption will not have a material impact on our financial position and results of operations, we believed that the disclosure requirements of SAB Topic 11M were not applicable.

Excerpt from the first paragraph on page 6 of Form 10-Q for the quarterly period ended March 31, 2009:

With the assistance of outside consultants, the Company has reviewed this ARS, including expected cash flows, assessed the credit risk, analyzed and extrapolated yield information on comparable composites, and reviewed independent research from various public sources concerning the ARS market. From that assessment, the Company has concluded that during 2008 it had incurred both a temporary and other-than-temporary impairment as follows:

Face value of investment	$2,575,000
Temporary impairment - recognized in other comprehensive income	(195,000)
Other-than-temporary impairment - recognized in other income	(1,270,750)
Net carrying value at March 31, 2009	$1,109,250

Form 8-K filed April 30, 2009

Exhibit 99.1

Reconciliation of Non-GAAP to GAAP Results of Operations

5.	We note from page 6 of your Form 10-Q for the quarterly period ended March 31, 2008 that the other-than-temporary impairment of your auction rate security of $390,000 was charged against “Other income (expense).” As such, please explain why “Selling, general and administrative expenses” has been adjusted for this item in your reconciliation of non-GAAP measures for the three months ended March 31, 2008.

Response

We confirm that the $390,000 other-than-temporary impairment of our auction rate security was correctly charged against “Other income (expense)” on our Form 10-Q for the quarterly period ended March 31, 2008. We mistakenly adjusted “Selling, general and administrative expenses” for this item in our reconciliation of non-GAAP measures for the three months ended March 31, 2008 and acknowledge that we should have adjusted “Other income (expense)” for the $390,000 other-than-temporary impairment. While we realize that it would have been prudent to correctly reflect this item in our reconciliation, we note that this error has no impact on earnings per common share and we will make the correct disclosure in any future reconciliation of non-GAAP measures.

*     *     *     *     *

After reviewing the staff’s comments on our Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the period ended March 31, 2009 and Form 8-K filed on April 30, 2009, we appreciate and find merit with the staff comments on the filings. We will follow the staff’s guidance with respect to these disclosure items in our future periodic reports.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

Robert F. Gallagher
Chief Financial Officer